

June 30, 2025

Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.
26 Broadway, Suite 934
New York, NY 10004

      **Re:  Ilustrato Pictures International, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2023**
             **Forms 10-Q for the Fiscal Quarters Ended March 31, 2024 and June 30, 2024**
             **Form 8-K/A Furnished August 23, 2024**
             **File No. 000-56487**

Dear Nicolas Link:

      We issued comments on the above captioned filings on October 22, 2024. On May 7, 2025, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing